SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A -- PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY AND INTO THE PROSPECTUS THAT FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS THE REGISTRATION STATEMENT ON FORM F-4, FILE NO. 333-102107, OF PETROBRAS INTERNATIONAL FINANCE COMPANY.

Petróleo Brasileiro S.A. —
PETROBRAS and
Subsidiaries

Consolidated Financial Information
As of September 30, 2002 and 2001 and
Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Stockholders of
Petróleo Brasileiro S.A. — PETROBRAS

We have reviewed the accompanying unaudited consolidated balance sheet of Petróleo Brasileiro S.A. — PETROBRAS and its subsidiaries at September 30, 2002 and the unaudited consolidated statements of income, of cash flows and of changes in stockholders’ equity for the nine-month periods ended September 30, 2002 and 2001. This financial information is the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Petróleo Brasileiro S.A. — PETROBRAS and its subsidiaries as of December 31, 2001, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for the year then ended (not presented herein), and in our report dated March 31, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2001 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As described in Note 8, PETROBRAS has been subject to significant Brazilian Federal Government regulations.

PricewaterhouseCoopers

Auditores Independentes
Rio de Janeiro, Brazil

November 7, 2002

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Balance Sheets
Expressed in Millions of United States Dollars (except number of shares)
(continued)

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Income
Expressed in Millions of United States Dollars
(except number of shares and earnings per share)
(Unaudited)
(continued)

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Cash Flows
Expressed in Millions of United States Dollars
(Unaudited)
(continued)

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)
(continued)

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity
Expressed in Millions of United States Dollars
(except number of shares and per-share amounts)
(Unaudited)
(continued)

The accompanying notes are an integral part of this interim consolidated financial information.

Petróleo Brasileiro S.A. — PETROBRAS
and Subsidiaries

Notes to Consolidated Financial Information
Expressed in Millions of United States Dollars
(except when specifically indicated)

1 Basis of Financial Statement Preparation

The accompanying unaudited consolidated financial information of Petróleo Brasileiro S.A. — PETROBRAS (the Company) has been prepared pursuant to U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC). Although certain information normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted, management believes that the disclosures are adequate to make the information presented not misleading. The unaudited consolidated financial information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001 and the notes thereto.

The consolidated financial information as of September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001, included in this report is unaudited. However, in management’s opinion, such consolidated financial information reflects all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results to be expected for the full year ending December 31, 2002.

Pursuant to Rule 436 (c) under the Securities Act of 1933, this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and that the independent accountant’s liability under section 11 does not extend to it.

2 Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has recently issued the following Statements of Financial Accounting Standards (“SFAS”): In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”). In October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) was also issued.

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with exceptions, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and is currently effective. The Company is currently assessing the impact of SFAS No. 143 and No. 144 and therefore, at this time cannot reasonably estimate the effect of these statements on its financial condition, result of operations and cash flows.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement addresses how to report gains or losses resulting from the early extinguishment of debt. Under current accounting rules any gains or losses are reported on early extinguishment of debt as extraordinary items. If the SFAS No. 145 is adopted, it would be required to evaluate whether the debt extinguishment is truly extraordinary in nature. If the debt is routinely extinguished early, the gain or loss would be included in income from continuing operations. This statement will be effective for 2003 year-end reporting.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement requires recognition of costs associated with exit or disposal activities when they are incurred rather than when an exit or disposal plan occur. Examples of costs covered by this guidance include lease termination costs, employee severance costs that are associated with a restructuring, discontinued operations, plant closings or other exit or disposal activities. The provisions of this statement are effective for fiscal years beginning after December 31, 2002 and will impact any exit or disposal activities initiated after January 1, 2003. The Company is beginning to assess the impact of SFAS No. 145 and No. 146 and therefore, at this time cannot reasonably estimate the effect of these statements on its financial condition, result of operations and cash flows.

3 Reclassifications

Certain prior period’s amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or stockholders’ equity.

4 Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterpart to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparts to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

The Company adopted SFAS No. 133 on January 1, 2001 and determined that all of its derivative financial instruments that had previously been treated as hedges will not qualify for hedge accounting under the new standard. The following summarizes the Company’s current risk management activities:

(a) Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s assets. The Company currently uses zero cost foreign exchange collars to implement this strategy.

During 2000 the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and EURO relative to long-term debt denominated in foreign currencies with a notional amount of approximately US$ 470. The Company treats these instruments as non-hedge derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterpart will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate increases above the defined ceiling, the Company will pay to the counterpart the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of September 30, 2002 and December 31, 2001, the Company had a balance obligation of US$ 94 and US$ 119, respectively, associated with its EURO and Japanese Yen zero cost collar contracts.

(b) Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts hedge anticipated crude oil purchases and sales, generally forecasted to occur within a 30 to 360 day period to reduce the Company’s exposure to volatile commodity prices.

The Company’s exposure on these contracts is limited to the differential on the volumes hedged between the contract value and the market value. Gains and losses on hedge transactions are recognized concurrently with gains and losses resulting from the underlying hedged transaction. During the first nine months of 2002 and 2001 the Company carried out hedging activities on 39.6% and 21.9%, respectively, of its total traded volume (imports and exports) and recognized gains of US$ 8 and US$ 28, respectively.

(c) Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lessor extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates.

5 Monetary Variation and Transaction Gains and Losses

The U.S. dollar amounts for the periods presented have been remeasured or translated from the Brazilian Reais amounts in accordance with SFAS No. 52 — Foreign Currency Translation (“SFAS 52”) as applicable to entities operating in non-hyperinflationary economies. During the first nine months of 2001 the Real devalued from US$ 1: R$ 1.9554 at December 31, 2000 to US$ 1: R$ 2.6713 at September 30, 2001. During the first nine months of 2002 the Real devalued from US$ 1: R$ 2.3204 at December 31, 2001 to US$ 1: R$ 3.8949 at September 30, 2002.

The impact of these exchange rate changes on the Company’s monetary assets and liabilities net of monetary variation, was a loss of US$ 1,514 and of US$ 1,559 for the nine-month periods ended September 30, 2002 and 2001, respectively.

6 Income Taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal income tax. The statutorily enacted tax rates applicable for the periods presented are 25% for federal income tax and 9% for social contribution, respectively, which represent an aggregate rate of 34%.

From February 1, 2000 to December 31, 2002 the social contribution rate is 9%. At January 1, 2003, the social contribution rate will be 8%.

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in this consolidated financial information.

7 Inventories

8 Petroleum and Alcohol Account —
Receivable from Federal Government

The Petroleum and Alcohol Account — Receivable from Federal Government (the Petroleum and Alcohol Account) has been used to accumulate the impact of the Federal Government’s regulation policies for the Brazilian oil and gas industry on PETROBRAS. The Petroleum and Alcohol Account accrues financial income on its outstanding balance at the Referential Rate Index — TR, which was 1.91% per month for the nine-month period ended September 30, 2002 and 1.55% per month for the nine-month period ended September 30, 2001.

As provided in the applicable regulations, the Petroleum and Alcohol Account is a legal, valid and binding receivable from the Federal Government and collectibility of the receivable is not subject to future operations. The applicable regulations also provide that the Company has the right to offset amounts owed to the Federal Government relating to the regulation policies of the Brazilian oil and gas industry against the receivable. These increases and decreases in the Petroleum and Alcohol Account relating to the programs described in Note 2(i) to the December 31, 2001 consolidated financial statements, have been recognized in accordance with applicable law when the underlying transaction occurred.

According to specific legislation, until December 31, 2001, the Petroleum and Alcohol Account was realized through collection of the Specific Parcel Price-PPE generated by the sale of the majority of basic oil products (gasoline, diesel oil and LPG).

The net effect of these regulations on the income statement for the nine-month periods ending September 30, 2002 and 2001 is summarized below:

The balance of the Petroleum and Alcohol Account at September 30, 2002 represents a credit of PETROBRAS against the Federal Government in the amount of US$ 202, an increase of US$ 121 when compared with December 31, 2001, principally as a result of a provision of US$ 259 referring to expenses in connection with Article 7 of Law No. 10.453, of May 13, 2002, which includes the Sugar Cane Cost Equalization Program in the Northeast Region as well as the receipt of credits and settlement of debits relating to events prior to December 31, 2001, as established by the Agência Nacional do Petróleo — ANP (the National Petroleum Agency).

The following summarizes the changes in the Petroleum and Alcohol Account for the period ended September 30, 2002:

National Treasury Bonds Series H (NTN-H)

On June 30, 1998, PETROBRAS and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds — H (NTN-H) into a federal depositary on behalf of PETROBRAS to support the balance of the account. The value of the outstanding bonds at September 30, 2002 was US$ 42, at which time the balance of the Petroleum and Alcohol Account was US$ 202. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

The Brazilian Government, upon PETROBRAS’ consent, can effect the cancellation of all or a portion of the bonds’ outstanding balance. The NTN-H will mature on June 30, 2003 and PETROBRAS, actually, has no other rights on those bonds; withdrawal or transfers are not allowed.

Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of March 31, 1992. In September 1999 the Ministers of Finance, Agriculture and Internal Supply, and Mines and Energy created a Working Group to certify the balance of the Petroleum and Alcohol Account, relating to the period April 1, 1992 to June 30, 1998.

In December 2000, the Working Group concluded its certification process on a portion of the activity for this period. The Working Group recommended and the Company agreed to reduce the balance of the Petroleum and Alcohol Account by US$ 106 during 2000 and US$ 405 during 2001.

In accordance with ANP Ruling No 50, effective April 19, 2002, and subsequent legislation, the changes in the Petroleum and Alcohol Account in the period July 1, 1998 to December 20, 2002, will be subject to audits by the National Petroleum Agency — ANP, and the results of the audit will be the basis for the settlement of the account with the Federal Government. This procedure will enable the settlement of accounts with the Federal Government, which will be formalized by means of a Debt Acknowledgement Agreement to be signed by December 31, 2002, in accordance to Decree No. 4,292 dated June 28, 2002.

Since the Company has implemented all recommendations made by the Working Group to the accounting for the Petroleum and Alcohol Account, the Company does not expect significant adjustments from the ANP audit.

Liberation of the Brazilian fuel market

In accordance with Law No. 9.478 (Oil Law) effective August 6, 1997 and subsequent regulations, the Brazilian fuel market was entirely liberated on January 1, 2002. As part of this action:

  the Brazilian government deregulated sales prices for oil and oil products, and, as a consequence, realization prices and the PPE were eliminated; and

  the Contribution for Intervention in the Economic Domain (Contribuição de Intervenção do Domínio Econômico — CIDE) was established, a per-transaction payment to the Brazilian government required to be made by producers, blenders and importers upon sales and purchases of specified oil and fuel products at a set amount for different products based on volume. In the first nine months of 2002 the Company’s gross sales were reduced by US$ 4,059 related to the CIDE.

Consequently, the Petroleum and Alcohol Account, since January 1, 2002, cannot be used to reimburse expenses related to the supply of oil products and fuel alcohol to PETROBRAS and third parties, incurred after December 31, 2001.

9 International Acquisitions

(a)     Acquisition of an interest in Perez Companc S.A.

On October 17, 2002 PETROBRAS signed the Final Share Acquisition Agreement between the Perez Companc family and the Fundacion Perez Companc, relating to the acquisition of a controlling interest of Perez Companc S.A. and part of the shares of Petrolera Perez Companc S.A., an uncontrolled and unconsolidated subsidiary of Perez Companc S.A..

Under the agreement PETROBRAS received 58.62% of the outstanding shares of Perez Companc S.A. and 39.67% of the outstanding shares of Petrolera Perez Companc S.A., and paid the equivalent of US$ 689 in cash and US$ 338 through the issuance of notes for Perez Companc S.A., and the amount of US$ 50 in cash for the shares of Petrolera Perez Companc S.A..

PETROBRAS received 627,845,399 class B shares of Perez Companc S.A. resulting from the conversion of the same number of class A shares previously held by members of the Perez Companc family, and 621,871,347 class B shares held by Fundación Perez Companc, in addition to 198,355 common shares of Petrolera Perez Companc S.A..

On October 16, 2002 in accordance with Argentine legislation, the necessary documentation was submitted to the national antitrust agency (CNDC — Comisión Nacional de Defensa de la Competencia). However, in the event the CNDC does not approve the terms of the acquisition, PETROBRAS may elect to cancel the deal.

The completion of the transaction is conditional upon the approval from the Argentine regulatory agencies.

Perez Companc S.A. is the largest non-government owned energy company in Latin America, operating in the fields of oil exploration and production, refining, transport and petrochemicals, the electricity segment, through electricity generation, transmission and distribution, together with other segments in the energy area. Petrolera Perez Companc S.A. operates primarily in the oil and gas exploration and production industry.

Perez Companc S.A. consolidated proven reserves at December 31, 2001 were: (SEC criteria).

      -      Oil and gas reserves:1,009.9 millions barrels of oil equivalents
      -      Oil and gas production:179.5 thousand barrels of oil equivalents per day

(b)     Acquisition of the control of Petrolera Santa Fe

On October 24, 2002 PETROBRAS concluded the acquisition process of 100% of Petrolera Santa Fe Southern Cone, Inc., a holding company incorporated in the British Virgin Islands, which holds complete control of Petrolera Santa Fe S.R.L (Santa Fe), an Argentine oil and gas exploration company, for US$ 90, paid in cash on the same date.

In 2001, Santa Fe produced approximately 11.5 thousand barrels of oil equivalents per day.

10 Financings

(a) Short-term debt

The Company’s short-term borrowings are principally from commercial banks and include import and export financing denominated in United States dollars, as follows:

(b) Long-term debt

  Composition

  Composition of foreign currency debt by currency

(*)     The currencies French Franc, Italian Lira and Austrian Schilling were replaced by the Euro on February 28, 2002.

  Maturities of the principal of long-term debt

The long-term portion at September 30, 2002 becomes due in the following years:

  Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

Issue of non-convertible debentures

On August 29, 2002 PETROBRAS issued 750,000, non-convertible debentures, without guarantee or preference, in a single series, by means of a public issue in Brazil, in the amount of US$240. The debentures mature in 10 years and accrue interest at an annual rate of the General Inflation Price Index (IGPM) inflation index plus 11%. The proceeds were allocated to increasing the Company’s cash flow and are not destined to a specific investment, project or settlement of liabilities.

11 Project Financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

The Company’s involvement in these projects is considered leasing transactions for accounting purposes. PETROBRAS’ responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the unconsolidated special purpose company. Because the Company had commenced development or construction activities on each of these projects prior to completing the financing arrangement, and because of the Company’s continuing involvement in these projects, the Company continues to reflect the assets related to the projects as a component of property, plant and equipment and the related obligation as a component of project financing.

The following summarizes the name of the fields where the projects were in progress at September 30, 2002 and December 31, 2001:

At September 30, 2002, the long-term portion of project financings becomes due in the following years:

As of September 30, 2002 the amounts of commitments assumed arising from structured projects that will be reflected in future financial statements are presented as follows:

12 Capital Leases

        The Company leases certain offshore platforms, which are accounted for as capital leases. At September 30, 2002, these assets had a net book value of US$ 1,782 (US$ 1,886 at December 31, 2001).

The following is a schedule by year of the future minimum lease payments at September 30, 2002:

13 Pension Plan

In May 2001, the Board of Directors of PETROBRAS approved the creation of a mixed social security plan, for current and new employees, based on a defined contribution formula for programmable benefits and a defined benefit formula for risk benefits. The new plan, PETROBRAS VIDA, was also approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Secretariat (SPC) in October 2001, and was ratified by PETROBRAS’ Board of Directors.

The migration process of participants in the current plan to PETROBRAS VIDA has been temporarily suspended as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002. Therefore the impact of migration to the new plan will only be computed and recognized in the accounts in accordance with the requirements of SFAS No. 88 — ” Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, when the issues being litigated have been resolved and the migration process finalized.

On August 9, 2002 the PETROBRAS Board of Directors decided to close the PETROS pension plan to new members as from that date. PETROBRAS implemented a group life insurance to cover all employees that joined the Company after the closing of the plan, which will be in force until the implementation of a new pension plan. Except for the group insurance policy, closing the plan did not cause any impact on the financial statements for September 30, 2002.

The determination of expenses and liabilities for pensions and other post-retirement obligations requires Petrobras to make certain assumptions regarding discount rates, rates of increase in compensation levels and the expected long-term rate of return on assets. Each of these assumptions reflects estimates that are highly uncertain for a number of reasons, including uncertainty regarding long-term economic conditions in Brazil. Notwithstanding changes in inflation, interest rates and other economic variables, Petrobras has not changed the assumptions, because the uncertainty concerning long-term developments in the Brazilian economy makes it difficult to apply the principles set forth in U.S. GAAP and to agree on specific assumptions. It may change these assumptions in the future, and any such changes could have a material effect on reported liabilities and, to a lesser extent, on reported earnings. In particular, Petrobras believes that the weighted average discount rate that it applies to determine the present value of its future obligations for pensions and other post-retirement obligations may be subject to revision to reflect changes in the Brazilian financial markets. U.S. GAAP require that the discount rate reflect the price at which the pension benefits could be effectively settled, and encourage the use of rates of return on high-quality fixed-income investments currently available and expected to be available in the market. In recent years, the Brazilian government has issued long-term inflation-indexed securities that are traded in an increasingly liquid market. Petrobras believes that the high rates of return on these securities suggest that it would be appropriate to increase the discount rate assumption, but these are interpretive problems under U.S. GAAP with this view and with increasing the spread between the discount rate assumption and the assumed rate of future increase in compensation. Petrobras is currently discussing these issues with its auditors, and these discussions could result in a change in assumptions in the near future. Such a change could have a significant effect on the amount of Petrobras’ pension liability and expense.

14 Stockholders’ equity

The Company’s subscribed and fully paid-in capital at September 30, 2002 and December 31, 2001 consisted of 634,168,418 common shares and 451,935,669 preferred shares.

At the Extraordinary Stockholders’ Meeting, held jointly with the Stockholders’ General Meeting on March 22, 2002, the increase of the Company’s capital stock from US$ 4,834 to US$ 6,220 was ratified. This was done by partial capitalization of the Undistributed Earnings Reserve, without issuing new shares.

PETROBRAS obtained approval from the Brazilian Securities Commission — CVM and the Brazilian Central Bank — BACEN to launch a Depositary Receipt Program — DR on the Spanish Stock Exchange — LATIBEX as of July 9, 2002, in connection with the Company’s existing common and preferred shares.

On October 31, 2002, the PETROBRAS Board of Directors approved the distribution of remuneration to stockholders in the form of interest on capital amounting to R$ 1,086 (US$ 298), in accordance with article 8, of the Company’s bylaws, article 9 of Law No. 9249/95 and Decrees 2673/98 and 3381/00.

This remuneration will be made available to stockholders by January 15, 2003, based on the stockholdings on November 12, 2002, corresponding to R$ 1.00 (US$ 0.27) per common and preferred share, and will be deducted from the dividend calculated on adjusted net income for the 2002 financial year.

15 Basic and Diluted Earnings per Share

Basic and diluted earnings per share amounts have been calculated as follows:

16 Segment Information

The following presents the Company’s assets by segment:

Nine-month period ended September 30, 2002

International

	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	59	368	25	258			710
Intersegment net operating revenues	150	300		22		(399)	73
Net operating revenues	209	668	25	280		(399)	783
Cost of sales	(56)	(603)	(20)	(303)		399	(583)
Depreciation, depletion and amortization	(63)	(9)		(3)			(75)
Exploration, including exploratory dry holes	(40)						(40)
Selling, general and administrative expenses	(22)	(7)	(1)	(17)	(19)		(66)
Costs and expenses	(181)	(619)	(21)	(323)	(19)	399	(764)
Equity in results of non-consolidated companies					(25)		(25)
Debt expenses, net	5	(8)	(4)		51		44
Other expenses, net	7	(2)	(2)	(5)	12		10
Income (loss) before income taxes and minority interest	40	39	(2)	(48)	19		48
Income tax benefits (expense)	(35)	(13)		17	(21)		(52)
Minority interest	(1)	(2)					(3)
Net income (loss)	4	24	(2)	(31)	(2)		(7)

Nine-month period ended September 30, 2001						
	International						
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	160	387		23			570
Intersegment net operating revenues	141	75				(164)	52
Net operating revenues	301	462		23		(164)	622
Cost of sales	(99)	(439)		(22)		164	(396)
Depreciation, depletion and amortization	(50)	(4)					(54)
Exploration, including exploratory dry holes	(39)						(39)
Selling, general and administrative expenses	(24)	(8)		(1)	(10)		(43)
Costs and expenses	(212)	(451)		(23)	(10)	164	(532)
Equity in results of non-consolidated companies		5					5
Debt expenses, net	8	(1)					7
Other expenses, net	105				(16)		89
Income (loss) before income taxes and minority interest	202	15			(26)		191
Income tax benefits (expense)	(66)				(31)		(97)
Minority interest		(3)					(3)
Net income (loss)	136	12			(57)		91

Capital expenditures incurred by segment for the following nine-month periods were as follows:

17 Commitments and Contingencies

PETROBRAS and its subsidiaries are subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. Both the likelihood of such occurrences and their overall effect upon the Company are not predictable.

(a) Litigation

The Company is a defendant in numerous legal actions arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by the nature of the claim:

On May 28, 1981, Kallium Mineração S.A. brought an action against Petromisa, a former subsidiary of PETROBRAS, in the Federal Court of the State of Rio de Janeiro alleging damages of approximately US$ 450 relating to the rescission of a contract to develop a potassium salt mine. On August 10, 1999, the trial judge dismissed most of the plaintiff’s claims, and ordered PETROBRAS to indemnify the plaintiff only with respect to the preliminary research expenses it had incurred. Kallium Mineração S.A. and PETROBRAS have appealed the decision. Management considers the risk of loss with respect to this lawsuit to be remote.

As of September 30, 2002 and December 31, 2001, in accordance with Brazilian law, the Company had paid US$ 240 and US$ 337, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

(b) Environmental matters

        The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

The Federation of Fishermen of the State of Rio de Janeiro (FEPERJ) filed a lawsuit against PETROBRAS claiming damages of approximately US$224 due to the release of crude oil into the Guanabara Bay caused by a rupture of a pipeline that connects one of our terminals to a refinery in the Bay. On February 7, 2002, the Judge hearing this matter found that damages should be effectively proved and determined in a proceeding of liquidation of the amounts involved in the final judgment The decision handed down by the appeals court implies in practice that an award was made to pay compensation to a relatively small number of fisherman, considering that settlements were made with almost all members of the plaintiff that work in the areas affected by the accident. In the Company’s opinion, an unfavorable outcome in this case is possible, but the awards will be much lower than the amounts claimed.

18 Subsequent events

(a)     Issue of non-convertible debentures

On October 4 and 23, 2002 the Board of Directors of PETROBRAS approved the issue of 775,000 book-entry, non-convertible debentures, without guarantee or preference, in a single series up to US$ 200. The debentures will mature in 8 years. Remuneration will be calculated applying the IGPM index plus 10.3% p.a. The funds derived from the debenture issue will be allocated to increasing the Company’s cash flow and are not destined for a specific investment, project or to settle liabilities.

(b)     Offer to buyout outstanding stock of BR DISTRIBUIDORA S.A.

On November 7, 2002 the Board of Directors of PETROBRAS approved a public offer by the Company to acquire the remaining outstanding shares of Petrobras Distribuidora S.A.- BR, a 74% owned subsidiary. The offer would effectively cancel BR’s listed company registration under the terms of CVM Instruction No. 361 dated March 5, 2002, through an exchange for preferred stock to be issued by PETROBRAS.

The public offer to acquire the shares is in line with PETROBRAS’ strategy to increase shareholder value by aligning the strategic interests of the two companies for increased synergies.

The Board of Directors approved a valuation appraisal by an independent third party that determined the fair value of BR stock to be R$ 45.40 (US$11.66) for each 1,000 — share lot of BR stock. A similar independent valuation appraisal by PETROBRAS established PETROBRAS’ fair value of R$ 64.90 (US$16.66) for each share of PETROBRAS’ stock. Based on these fair value appraisals, PETROBRAS offered 0.7 shares of PETROBRAS’ stock for each 1,000 – share lot of BR stock. In addition to the 0.7 swap ratio, PETROBRAS is offering a cash premium to BR shareholders as an incentive to accept the public offer.

The public offer to acquire the stock may be suspended up to the date of granting the registration by the CVM and resulting publication of the bid documents under the terms of CVM Instruction No. 361.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.